O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  AFINERMAN@OLSHANLAW.COM

DIRECT DIAL:  212.451.2289

May 31, 2019

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Command Center, Inc. Schedule TO-C filed on May 17, 2019 File No. 005-88386

Dear Ms. Chalk:

On behalf of our client, Command Center, Inc. (the “Company”), please find below the responses to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated May 24, 2019, with respect to the Tender Offer Statement on Schedule TO-C filed with the Commission on May 17, 2019, File No. 005-88386 (such Tender Offer Statement, the “Schedule TO”). The Company anticipates holding its annual meeting of shareholders on July 10, 2019 (the “Annual Meeting”) with a record date of June 18, 2019. Subject to the Staff’s review of the Company’s responses below, the Company plans to commence the tender offer described in the Schedule TO following the mailing of the Company’s Definitive Proxy Statement for its Annual Meeting, and filing an amended Tender Offer Statement on Schedule TO-I (the “Amended Schedule TO”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text.

Schedule TO – Item 10. Financial Statements

1.	While you may incorporate by reference the financial statements required by Item 1010(a) and (b) of Regulation M-A, the summarized financial information specified by Item 1010(c) must be included in the Offer to Purchase. See Instruction 6 to Item 10 of Schedule TO. Please revise to include summary financial information in the Offer to Purchase to be disseminated to shareholders.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

May 31, 2019

We acknowledge the Staff’s comment and our discussion yesterday and note that we have incorporated by reference the information required by Item 1010(a) and (b) of Regulation M-A, as required by Item 10 of Schedule TO. We believe incorporation by reference of Items 1010(a) and (b) complies with Item 10 of Schedule TO and respectfully submit that the disclosure required by Item 1010(c) of Regulation M-A is not required pursuant to such Item 10 of Schedule TO. However, if it is the Staff’s view that Item 1010(c) should be included in the Schedule TO if Items 1010(a) and (b) are incorporated by reference, the Company will file the financial statements required by Item 1010(a) and (b) of Regulation M-A as part of the Amended Schedule TO rather than incorporating by reference.

Regardless, the Company respectfully submits that as a smaller reporting company, as defined by the Commission, not otherwise required to prepare or disclose such summary financial information, it is the Company’s overall view that such summary information need not be included as part of the Amended Schedule TO to be filed by the Company with the Commission.

2.	When you finalize the Credit Facility being used to fund the Offer, it must be filed as an exhibit. See Item 1016(b) of Regulation M-A.

In response to the Staff’s comment, the Company will file the Credit Facility as an exhibit to its Amended Schedule TO. It is intended that the Credit Facility will be entered into in conjunction with the closing of the merger agreement, dated April 8, 2019 (the “Merger Agreement”), among the Company, CCNI One, Inc., a wholly-owned subsidiary of the Company (“Merger Sub 1”), Command Florida, LLC, a wholly-owned subsidiary of the Company (“Merger Sub 2”), Hire Quest Holdings, LLC (“Hire Quest”) and solely for purposes of Sections 5.20(c), 5.20(e) and 5.23 of the Merger Agreement, Richard Hermanns, as the representative of the members of Hire Quest, providing for  (i) Merger Sub 1 to be merged with and into Hire Quest (the “First Merger”), with Hire Quest being the surviving entity (the “First Surviving Company”), and (ii) immediately following the First Merger, the First Surviving Company will be merged with and into Merger Sub 2 (the “Second Merger” and, together with the First Merger, the “Merger”), with Merger Sub 2 being the surviving entity. The Company will also revise references to the Credit Facility in the Amended Schedule TO to provide that the Company’s proposed tender offer (the “Offer”) will remain open for at least five business days after the Credit Facility is finalized and funds are accessible.

3.	Please file the commitment letter received from BB&T Bank as an exhibit to the Schedule TO.

In response to the Staff’s comment, the Company will file the commitment letter received from BB&T Bank as an exhibit to its Amended Schedule TO.

May 31, 2019

Exhibit 99(A)(1)(A) – Draft Offer to Purchase

General

4.	Please analyze in your response letter the applicability of Regulation M to the merger and the Offer. In this regard, we note that Command Center is issuing a very significant number of new Shares in the merger while this Offer to repurchase 10% of its outstanding shares is pending.

We acknowledge the Staff’s comment and respectfully submit that while Regulation M applies to mergers, we do not believe Regulation M applies to the Merger and the Offer given the particular set of facts and circumstances.

The Staff is advised that the Company has reviewed Regulation M as well as the Regulation M exemptive relief documents for Sunset Financial Resources, Inc.1 and Aberdeen Chile Fund, Inc.2 and based on such review we do not believe that the Company is currently in a restricted period under Regulation M or that a request for exemptive relief under Regulation M is warranted. In Sunset Financial Resources, exemptive relief was requested because disclosure of a contemplated tender offer had been made in a registration statement prior to the termination of the Regulation M restricted period and in Aberdeen Chile Fund, exemptive relief was requested because the fund wanted to disclose the terms of a contemplated tender offer prior to the consummation of a consolidation (which would be considered a bid for shares) during the restricted period.

In contrast, in the Company’s situation, the restricted period ended prior to the public disclosure of the Offer. In the case of the Merger, the Company is the acquiror company from a legal perspective and Hire Quest is the target company. The Company will be the surviving entity and as described in response to question 2 above, Hire Quest will merge into a subsidiary of the Company.

The Merger Agreement was entered into on April 8, 2019 and then publicly announced on April 8, 2019, which was after Hire Quest’s members approved the transaction. The Merger provides for the issuance of an aggregate of 9,837,328 shares to the members of Hire Quest and contemplates a tender offer for up to 1,500,000 shares of the Company’s common stock at a fixed price of $6.00 per share pursuant to the Offer. Consummation of the Merger is not contingent on the Offer and the number of shares to be issued in the Merger and the number of shares that can be purchased in the Offer are not contingent on each other nor market conditions. The Company filed a Preliminary Proxy Statement on May 6, 2019 relating to the Annual Meeting, and contemplates filing and mailing a Definitive Proxy Statement on or about June 18, 2019. The Proxy Statement does not include a proposal to approve the Merger but does include proposals that need to be approved as conditions to consummating the Merger. While the Company is seeking shareholder approval of proposals which are needed to be approved in order to consummate the Merger, the Company is no longer in a restricted period since Hire Quest’s members have already approved the transaction.

1 Sunset Financial Resources, Inc., SEC Exemptive Order (Aug. 25, 2006).

2Aberdeen Chile Fund, Inc., SEC Exemptive Order (Nov. 21, 2017).

May 31, 2019

The Company respectfully refers the Staff to the Frequently Asked Questions About Regulation M in the Division of Market Regulation Staff Legal Bulletin No. 9 (the “Staff Bulletin”), in which it is stated that, in a merger, the restricted period is based solely on the target company’s shareholder vote:

“Q: In a merger, is the restricted period based on both the target company’s and acquiror company’s shareholder votes?

A: No. The restricted period is based solely on the target company’s shareholder vote.”

Hence, since the Company is not the target company, it is not currently in a restricted period under Regulation M even though it will be seeking shareholder approval of proposals that need to be approved by the acquiror’s shareholders to consummate the Merger.

Moreover, in a separate question set forth in the Staff Bulletin, it is stated that the restricted period for a security to be distributed in connection with the acquisition of a privately held company (i.e., in this case Hire Quest) when the shareholders will not be solicited through proxies would begin when the target shareholders are first asked to commit to the transaction, which would be the day the acquiror sends a definitive acquisition agreement to the target shareholders for their execution and that the response to that question in the Staff Bulletin goes on to state the following:

“The restricted period would commence on the earlier of one (or five) business day(s) prior to (i) the time the acquiror furnishes the definitive acquisition agreement for execution to the security holders of the privately held target company or (ii) the commencement of the valuation period. The restricted period would continue until the later of (i) execution of the definitive acquisition agreement or (ii) the end of the valuation period.”

In this case, both the valuation period and the execution of the definitive acquisition agreement have occurred and the members of Hire Quest approved the Merger Agreement prior to the execution of the Merger Agreement. Hence, the applicable restricted period with respect to Regulation M began when the Company submitted a definitive agreement to Hire Quest for execution and expired upon the parties’ execution of the Merger Agreement on April 8, 2019. The Company commenced its “bid” for the shares after the expiration of the restricted period.

Finally, it should be noted that the adopting release for Regulation M describes the regulation as an exercise of the Commission’s “authority to combat manipulative abuses” (Release Nos. 33-7375; 34-38067; IC-22412). None of those issues are presented by the Merger. The Merger, the Offer and their respective terms have been fully disclosed to all holders of the Company’s shares and the Purchase Price of $6.00 of the Offer is a fixed price not dependent on market conditions. The parties believe that the Offer is beneficial to shareholders of the Company by providing liquidity after the closing of the Merger. In addition, the Offer has no effect on the merger consideration in the Merger, or on any condition to the closing of the Merger, and the Offer will not close until the Merger closing has occurred. There is no provision in the Merger Agreement that allows for termination, by either party, based on the trading price or volume of the Company’s common stock, and thus the Offer in no way influences the benefits available to the Company’s shareholders. Accordingly, putting aside the legal and technical bases discussed above as to why there is no need for the Company to apply for exemptive relief under Regulation M with respect to the timing and disclosure relating to the Merger and the Offer, we respectfully submit that there is also no policy reason for considering the proposed Merger and the Offer to present any issue under Regulation M.

May 31, 2019

5.	Throughout the Offer to Purchase, you reference Shares properly tendered “at the Purchase Price.” Consider deleting this phrase, which is confusing in the context of a fixed-price, cash offer. Since this Offer is not structured as a modified Dutch auction, every Share tendered is at the Purchase Price.

In response to the Staff’s comment, the Company will remove all references to Shares properly tendered “at the Purchase Price” throughout the Offer to Purchase to be filed as an exhibit to the Amended Schedule TO.

Important, cover page

6.	In the bold and capitalized text here, you state that you will not accept tenders from shareholders in any jurisdiction where it would be illegal to do so. While you state that you will comply with Rule 14e-4(f)(8), that Rule requires you to accept tenders from all holders of target shares wherever located, who find their way into the Offer. Revise your disclosure or provide your analysis as to how limiting participation in this manner is consistent with Rule 13e-4(f)(8). See Section II.G.1 of Securities Exchange Act Release No. 58597 (September 19, 2008). Provide the same amended disclosure in the Miscellaneous section on page 51.

In response to the Staff’s comment, the Company will remove the statement on the cover page and in the Miscellaneous section stating that it will not accept tenders from shareholders in any jurisdiction where it would be illegal to do so in its Amended Schedule TO.

Conditions of the Offer?, page 29

7.	Revise to clarify what is meant by a “general limitation on prices for securities” in the sixth bullet point on page 30.

In response to the Staff’s comment, the Company will remove the sixth bullet point of the Conditions of the Offer in the Offer to Purchase to be filed with its Amended Schedule TO.

Source and Amount of Funds, page 32

8.	Since the Offer is subject to a financing condition, once you finalize the Credit Facility and funds are obtained, the offer documents must be amended to disclose this fact (and to describe the final terms of the financing) and the Offer must remain open for five business days thereafter. Revise the disclosure here accordingly and confirm your understanding in your response letter.

We acknowledge the Staff’s comment and in response, will revise the disclosure in the Amended Schedule TO regarding the Credit Facility to clarify, as set forth in the response to Comment No. 2, that the Offer shall remain open for at least five business days after the Credit Facility is finalized and funds are accessible. In response to the Staff’s comment, the Company will also add disclosure to describe the final terms of the financing in the Offer documents once the Credit Facility is finalized.

* * * * *

Please direct any questions or comments that you have with respect to the foregoing to Adam W. Finerman at (212) 451-2289, Kenneth A. Schlesinger at (212) 451-2252 or Claudia B. Dubón at (212) 451-2240.

Sincerely,

/s/ Adam W. Finerman

Adam W. Finerman